CORONUS SOLAR INC.
1100-1200 West 73rd Avenue
Vancouver, British Columbia  V6P 6G5
Tel:  (604) 267-7078

October 20, 2010

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	Coronus Solar Inc.
Form 10-K for Fiscal Year Ended March 31, 2010
File No. 000-53697

Dear Mr Spirgel:

In response to your letter of comments dated September 30, 2010, please be advised as follows:

General

1.	The cover page has been revised to indicate our common stock is registered under Section 12(g).

2.
The disclosure required by Item 405 of Regulation S-K regarding Section 16(a) has been provided.  Please note that because we are a foreign private issuer, we are not subject to the provisions of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  See Reg. 3a12-3(b) of the Exchange Act.

The Coronus Acquisition

3.	The disclosure requested has been provided.

4.	The table requested has been provided.

5.	Disclosure has been provided that Messrs. Thachuk and Burgert have full voting rights and dividend rights in the 9,050,000 shares that were placed in escrow.

Industry

6.	The industry discussion has been revised to focus on our proposed market for solar power in California rather than the global electric power industry.

Feed-In Tariff Program for Small Generators

7.	The disclosure has been balanced as requested.

Physical Plant

8.
The key factors we considered in providing the estimates have been provided. We also revised our cost estimate, based on actual turn-key pricing models we obtained from module manufacturers and system integrators subsequent to the filing of the original 10-K. Prior to this, we relied on extrapolated figures we sourced over the Internet.

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
RE:	Coronus Solar Inc.
Form 10-K for Fiscal Year Ended March 31, 2010
File No. 000-53697
October 20, 2010
Page 2

Item 4.  Submission of Matters to a Vote of Security Holders

9.
Because we are a foreign private issuer, we are not subject to the provisions of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  See Reg. 3a12-3(b) of the Exchange Act.

Item 10.  Directors, Executive Officers and Corporate Governance

10.	The biographical information has been expanded as requested.

Involvement in Certain Legal Proceedings

11.	The disclosure has been expanded to cover the last ten years. As a result, certain legal proceedings against Mark Burgert and I have been included in the disclosure.

Item 11.  Executive Compensation

12.	The option awards listed in column (f) were computed in accordance with FASB ASC Topic 718. Footnote disclosure required by Instruction 1 to Item 402(n)(2)(vi) of Regulation S-K has been provided.

13.	The disclosure has been revised to reflect (through the reconciliation of any inconsistencies) the employment agreements with Messrs. Thachuk and Kopelman.

Item 12.  Security Ownership of Certain Beneficial Holders

14.	The beneficial ownership amounts of certain options have been included as requested.

15.	Disclosure has been provided that the 4,250,000 shares owned by Messrs. Thachuk and Burgert are held in escrow and the material terms thereof have been provided.

Item 13.  Certain Relationships and Related Party Transactions

16.	The agreement evidencing the loans from Mr. Thachuk has been filed as an exhibit to this amendment.

Item 15.  Exhibits and Financial Statement Schedules

17.	A complete set of amended articles of incorporation have been filed with this amendment.

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
RE:	Coronus Solar Inc.
Form 10-K for Fiscal Year Ended March 31, 2010
File No. 000-53697
October 20, 2010
Page 3

Signatures

18.	The required signature page has been provided.

Further, please be advised that Coronus Solar Inc. (the “Company”) is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and, the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

CORONUS SOLAR INC.

BY:	JEFF THACHUK
Jeff Thachuk, President